Filed by Nuveen Investment Trust (Commission File No. 333-212543)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Investment Trust (Commission File No. 811-07619)

Nuveen Investment Trust II (Commission File No. 811-08333)

Nuveen Tradewinds Global All-Cap Fund

Nuveen Tradewinds Value Opportunities Fund

Shareholder Meeting - Next Adjournment Ends November 22, 2016

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on important proposals regarding your fund(s). Unless a sufficient number of shareholders vote by November 22, 2016, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement these proposals and may incur additional proxy solicitation costs. The Shareholder Meeting will reconvene on November 22, 2016 at 2:00 p.m., Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS YOU VOTE “FOR” THE PROPOSALS. Please vote now to help your fund avoid further adjournments.

ALL PROPOSALS HAVE THE SUPPORT OF AN INDEPENDENT, NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposals were reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” the proposals contained in the Joint Proxy Statement/Prospectus.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND(S).

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus for your fund at

http://www.nuveenproxy.com/Mutual-Fund-Proxy-Information/.

The Adviser and the Board of Trustees believe that shareholders of each Target Fund will benefit from operational efficiencies and economies of scale that are expected to arise as a result of the larger net asset size of the Acquiring Fund following the proposed reorganization of your fund(s) into the Acquiring Fund. In addition, the Acquiring Fund has an expense cap in place that will result in lower net expenses for your fund(s)’ shareholders following the proposed reorganizations.

1.	VOTE ONLINE - Log on to the website listed on the enclosed proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.
2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposal(s), or need assistance with voting, you may call the proxy soliciting agent at 866-963-6132 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m., ET and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

Thank you for your prompt attention to this matter.

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